LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

January 29, 2010

Via Edgar & Email Only

Mr. Jeff Long, Senior Staff Accountant

Mr. Howie Hallick, Senior Counselor

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Stockcar Stock Mutual Fund, Inc.

SEC Inquiry - Responses

Dear Messrs. Long & Hallick:

Kindly accept this letter on behalf of our client, the above named registrant, in response to your respective inquiries pursuant to the review of its financial statements and prospectus.

Mr. Long, you have asked that the registrant respond to the following inquiries:

a)

How frequently does the Advisor pay its expense reimbursement?  What is the current Advisor receivable?

- The Fund’s Board requires the Advisor to reimburse the Fund its expense obligation on a monthly basis. This frequency now corresponds with the frequency upon which the Advisor is entitled to receive its Advisory fee.  The Board has reiterated to the Advisor its instruction that it must reimburse the Fund on a monthly basis from this point forward.  During fiscal year ended September 30, 2009, the Advisor did not receive any fees for the management of the Fund.  Notwithstanding the Board’s demand of the Advisor to satisfy its reimbursement on the required frequency, it was not until year end that the Advisor reconciled its obligation despite the extraordinary financial market volatility as stated below in paragraph b.  Accordingly, as a result of the extraordinary market depression, there existed an Advisor receivable on March 31, 2009, as is reflected on the Fund’s semi-annual report which was reconciled at year end.

- At this time, the Advisor’s expense reimbursement is $3,705 after consideration of all ordinary and extraordinary expenses.

b)

What caused the Advisor fee to be as large as it was on the Statement of Operations in the March 31, 2009 Semi-Annual Report? Why were the legal fees 20% of the total expenses?

-  As with most of the contracts with the Fund’s service providers, there are minimum costs associated with the provision of particular services.  Accordingly, the Fund remained obligated to satisfy these minimums and the Advisor, in turn, remained obligated to any amount in excess of the 1.5% expense limitation.  During the first six months of fiscal year ended September 30, 2009, the extraordinarily depressed financial market resulted in significantly fewer assets in this Fund. The effect of the depressed asset value resulted in a significantly larger proportionate attribution of expenses to the Advisor. The Fund’s value has since increased as the financial markets have increased. The value of the Fund was $2,385,333 on March 9, 2009, and the value of the Fund was $4,130,223 on December 24, 2009.

- Legal counsel is retained on a fixed monthly retainer for stated services rendered.  However, occasionally there are periods where legal counsel is asked to evaluate certain situations requiring legal analysis and guidance which is outside the scope of the monthly retainer.  During fiscal year ended September 30, 2009, there were occasions where such legal analysis was requested by the Fund’s board. As an example, legal counsel was sought in the preparation of the Annual & Semi Reports and the preparation of the board meeting materials.

c)

Were Section 19(a)(1) Notices sent out to shareholders?

- Any Notice pursuant to this section is satisfied as part of each individual shareholders account statement at year end. (See attached.) As set forth in the attached statement, the distribution was characterized as ordinary income at the time the statement was generated January 2009.  Thereafter Form 1099’s were generated reflecting this information.  It appears that through the audit process, which occurred in October 2009, it was determined that a portion of the distribution necessarily needed to be re-characterized was a “Return of Capital”.  Accordingly, the amount of $4,537 was reflected on the Annual Report in Note 5 as such.   Further, it was advised that when a portion of the distribution is characterized as either Long-term Capital Gains (LTCG); Short-term Capital Gains (STCG); or Return of Capital (RTC), the corresponding designator is placed in the detail section of the account statement adjacent to the amount distributed. The attached statement reflects only ordinary income distributions.  Accordingly, no designator is stated.

d)

Were Annual Reports to Shareholders timely mailed pursuant to Rule 30?

- The Fund’s Annual Reports to Shareholders were not sent out in a timely fashion due to the inability of management to timely satisfy the remaining audit issues necessary to obtain the Auditor’s consent as requested.

e)

Update the Fund’s website with current financial information.

- The Fund’s website is currently been removed and will come up when it is fully updated.

f)

Delete the following Prospectus language.  This language has been deleted.

1) Section - “A Look Under The Hood:  The Fund’s Construction”

*    To own all the stocks in the StockCar Stocks Index, we estimate the Fund would need at least $25 million.  As of January 1, 2010, the Fund had $4,082,272 million in assets.  Until the Fund reaches $25 million in assets, we may buy a selection of stocks and other securities - chosen to track the Index as closely as possible. We can't guarantee that our selection will come close to matching the Index's performance.

Please note that the discussion of investment strategies and risks in this prospectus applies principally to the Fund's mature phase when it has $25 million or more invested.

2) Section – “Going Flat Out”

…….

*    To own all the stocks in the StockCar Stocks Index, we estimate the Fund would need to have at least $25 million. As of January 1, 2010, it had $4,082,272 million in assets. Until the Fund reaches $25 million in assets, we may buy a selection of stocks - and other securities - chosen to track the Index as closely as possible.  We can't guarantee that our selection will come close to matching the Index's

     Please note that the discussion of investment strategies and risks in this prospectus applies principally to the Fund's mature phase when it has $25 million or more invested.

3) Section - “Description Of Securities And Investment Techniques”

……………

To own all the stocks in StockCar Stocks Index, we estimate that the Fund would need at least $25 million.  As of January 1, 2010, the Fund had $4,082,272 million. Until the Fund reaches $25 million, we may buy a selection of stocks – and other securities – chosen to track the Index as closely as possible. During this investing phase, we can’t guarantee that our selection will come close to matching the Index’s performance.

4) All references to “Index investing is the least expensive way to invest”.

Mr. Hallick, you asked the registrant to make the following modifications to their recent 485A filing.

In General: The Index

In general, from inception, the Index has been constructed in a consistent fashion by the Advisor or its designee, the Portfolio Manager.  The universe of eligible stocks includes those companies with ties to the NASCAR's Sprint Cup racing series.  This series is the premier racing series sanctioned by NASCAR, the sport's governing body.

Eligible companies are chosen from a universe of companies grouped in the following broad categories:

1)  NASCAR Sprint Cup Series Sponsor, a company that sponsors the entire 36 race NASCAR Sprint Cup Series.

2) Lead race team sponsors, which are the primary sponsors of teams that race the full Sprint Cup series of 36 races.  Generally speaking, primary sponsors sign on for a full year of racing and, in most instances, for multiple years.  Primary race team sponsors are generally easily-identified because their logo is prominently displayed on the hood of the race car.  We do not consider part-time teams (those racing a partial schedule), or those sponsoring a team for only a handful of races.  There have been very few instances when more than one company has jointly sponsor a race team.  In such cases, each stock would be assigned a half-weighting.

3) Lead race sponsors, are those companies which sponsor a particular Sprint Cup race.  These arrangements, too, are generally multi-year in length.  An example would be Allstate's recent sponsorship of the Brickyard 400 race at Indianapolis Motor Speedway.

4) Companies that own racetracks, the sites of Sprint Cup races.  The two dominant companies which own the vast majority of racetracks are International Speedway Corp. and Speedway Motorsports, Inc.  There are a small number of companies that own a single racetrack (e.g., Dover Motorsports).

5) Suppliers of essential products to NASCAR, such as tires, fuel, lubricants, etc.  Those companies include Goodyear Tire & Rubber, Sunoco, Inc, Exxon Mobil Corp. Ford Motor Co. and Toyota Motors Corp.

6) Broadcasters, both TV and radio.  These contracts, too, run for multiple years.

7) Companies that derive revenues from the sale of such items as racing memorabilia and apparel.

Eligible companies are those traded on a major U.S. exchange, and each must have a minimum market capitalization of $100 million when first-included in the Index.  They will remain components of the Index so long as their ties to Sprint Cup racing exist.  In addition to the annual re-balancing, companies may be added to the Index at the start of a calendar quarter if they meet all other criteria for inclusion.  At the discretion of the advisor, companies may be removed from the Index if their market capitalization falls below $50 million. Generally, some leeway exists as to how quickly this occurs.  A company will also be removed if the company enters into bankruptcy proceedings or if the stock is de-listed or otherwise removed from regular trading.

Companies are selected after confirming their ties to NASCAR's premier racing series.  The process includes communicating with NASCAR, with race teams, and with owners of racetracks.  It also includes investigating information published in traditional media such as newspapers or in specialized publications devoted to stockcar racing.  Information is also available on a variety of websites devoted to the sport.  Other than NASCAR, itself, the sport's governing body, the most-widely known such site is Jayski.  Additional information may be obtained directly-from corporate sponsors as well.

Assuming that companies meet eligibility requirements, they are included as Index components.  There has never been an instance when an entity met all qualifications and was not included in the Index.  As far as StockCar Stocks Index Fund itself is concerned, Index companies have always been included as Fund holdings, with weightings similar to those of the Index.  According to policy guidelines and practice, no single stock may exceed 5% of Fund assets, based-on cost.  Also, cash and cash-equivalent vehicles may not constitute more than 5% of total Fund assets.

The Index is re-balanced annually at the end of every calendar year, to delete companies that no longer have any affiliation with stock car racing, and to add those new companies that meet the criteria for inclusion.  At the year end re-balancing, each component is accorded an equal dollar weighting in the Index, and Index values are calculated using the number of shares that such a dollar weighting would be worth, based on year end market prices.

The 485A Review:

1.

Cover Page - You have asked that on the Cover Page there be included the additional Class A shares ticker symbol. Although established, Class A shares are not being offered at this time and there is no ticker symbol associated with the class.  However, pursuant to our conversation I have indicated this fact on the cover page.

2.

Table of Contents – You have asked that the heading “PACE LAP:  THE RISK/RETURN SUMMARY” be amended to “PACE LAP”.  This has been amended at this location and at the corresponding location in the filing.

3.

Summary Prospectus

a.

You have asked that the following statement be removed:

“WE INVEST IN THE COMPANIES THAT SUPPORT NASCAR'S NEXTEL CUP SERIES, INCLUDING SPONSORS OF TEAMS THAT RACE IN THE NEXTEL CUP SERIES.”

b.

Regarding the “Fee Table” you have asked that:

i.

The parenthetical adjacent to the table’s title be modified to conform to the new requirements. This has been modified.

ii.

The Fee table and its corresponding figures have been modified to reflect that the fee waiver is effective for less than one year from the effective date of the filing.  Additionally, the footnotes to the table have been removed.

c.

Regarding the “Fee Example” you have asked that:

i.

The figures have been included and the footnotes have been removed.

d.

Regarding the section entitled “Principal Investment Strategies of the Fund” of the Summary Prospectus portion of the filing, you have suggested that greater detail be incorporated as to how the Index is derived, and the Advisor’s responsibility to maintain the Index. Accordingly, the following language has now been inserted to revise this section:

Principal Investment Strategies of the Fund

The Fund invests in the companies of the StockCar Stocks Index (the "Index"). The Index consists of 40 companies as of January 1, 2010 that support NASCAR's Sprint Cup Series.  Management aims to invest 95% of the Fund's net assets in the stocks of the companies listed in the Index.  The StockCar Stocks Index is a price-sensitive, equal-weighted stock index. Equal-weighted means that on January 1 of each year, each listed company in the Index typically makes up the same percentage of the Index. Throughout the remainder of the calendar year, the weighting of the Index stocks may change due to changes in its market price. Accordingly, the results are that over the course of the calendar year, the Fund invests according to stock performance thereby putting more money into the Index stocks that have done better, less into those that have trailed behind.

The Fund's investment adviser maintains the Index pursuant to the specified criteria.   Once a company has become eligible, it is added to the Index by the next calendar quarter.  (Calendar quarters begin Jan. 1, April 1, July 1 or Oct. 1)  Similarly, the Index removes a company that becomes ineligible at the end of each quarter in which it became ineligible.  Then, on January 1 of each year, the Index and the Fund are rebalanced equally and the process repeats.

The Index consists of any company whose stock is traded on a U.S. stock exchange, which has an initial market capitalization of greater than $100 million and that fits into one of the following seven categories:

●

NASCAR Sprint Cup Series Sponsor: a company that sponsors the entire 36 race NASCAR Sprint Cup Series.

●

Lead Race Sponsor: a company that (1) sponsors one or more races in the NASCAR Sprint Cup Series or (2) has negotiated a "naming rights" agreement with a race track  hosting a Sprint Cup race.

●

Primary Car Sponsor: a company that acts as the lead sponsor for one of the roughly 45 stock cars that race in the NASCAR Sprint Cup Series every year.  You can tell a car's primary sponsor by the corporate logo - it's the one on the hood of the car.

●

Major Product Sponsor: a company that provides products, such as gasoline, tires or lubricants, to any of the NASCAR Sprint Cup racing teams.

●

Track Owner: a company that owns all or part of any of the tracks that host the 36 NASCAR Sprint Cup Series races.

●

Licensee:  a company that produces a product related to the NASCAR Sprint Cup Series under a licensing agreement with NASCAR.

●

Broadcaster:  a company that broadcasts NASCAR Sprint Cup races on television, radio or via the internet under an agreement with NASCAR.

ii. The following in the section entitled “Principal Investment Strategies of the Fund” in the Summary Prospectus portion of the filing has been removed:

“The companies in the Index either sponsor NASCAR Sprint Cup racing teams or races or they earn money from NASCAR Sprint Cup events

e.

Regarding the section entitled “Principal Risks of Investing in the Fund” section of the Summary Prospectus portion of the filing, you have suggested that this section more closely reflect the risks of this particular Fund.  Accordingly, this section has been modified as follows:

The prices of the stocks in which the Fund invests may fall which may reduce the value of your investment. The price of a company's stock may fall because of problems at the company.  A price decline also may have little or no basis in fact - the price may fall just because investors suspect the company may have problems.

Then again, declining stock prices may have nothing to do with events at a particular company, but may result from changing stock market or economic conditions, actions on the part of the U.S. government or other governments around the world, or from a simple lack of investor confidence. In the past, stocks and the stock market have recovered, but some of these slumps have lasted for months and even years.

Stock prices for small and medium size companies tend to fluctuate more than stock prices for large companies.  Approximately 35% of the stocks in the Index are stocks of small and medium size companies.  Stocks in such companies have often suffered more in stock market slumps than large company stocks. They usually don't have as many resources as large companies to tide them over through hard times.  What's more, investors are usually less willing to put their money into small and medium size company stocks.  That may mean a small company's stock price may fall relatively farther than a large company's stock price before sellers can find investors willing to buy.

The Advisor maintains the Index determining which stocks are included in the Index based on the stated criteria.  We invest in the stocks in the Index. We do not research the outlook for the companies in which we invest, and we do not avoid stocks that we think won't do well. Simply stated, the race plan is that we invest in the companies listed in the Index and we stay invested in them.

That describes what index investing does.  And it means there's one thing it doesn't do:  An index fund doesn't do research that will help predict which stocks will break away from the pack or which will lag behind.  Over the long haul, indexers believe that the simplicity and consistency of their approach of investing in a group of companies and sticking with them will pay off or not.  But that means an index fund makes no effort to avoid stocks that may trail the field.

The companies that make up the Index may change, which could affect the Fund's performance.  NASCAR Sprint Cup's sponsors and supporters may change from year to year.  These changes usually result from everyday business decisions.  For example, a company's marketing campaign to NASCAR fans may have run its course.  Changes like that could mean that well-established companies with strong track records are leaving the Index, and companies without such strong records are replacing them.  Of course, it also could mean just the opposite: that stronger companies are replacing the weaker companies leaving the Index.  In either case, according to our investment policy, the Fund would have to invest in the new companies in the next calendar quarter and sell its stock in the companies that leave the Index at the end of the calendar year.  That strategy could slow Fund performance.

A related risk is that the popularity of the NASCAR Sprint Cup Series, or the teams that race in it, may decline among fans and sponsors.  If that happens, fewer companies or weaker companies might be listed in the Index.

The Fund runs a greater risk of loss than a fund that invests in a wider range of stocks.  A rule of investing says that the more widely you spread your investments, the less likely one bad investment will damage you.  If you divide your investments equally between two companies and one goes out of business, you lose half your money.  If you divide your investments equally among 100 companies and one goes out of business, you lose only 1%.

By the same token, if you invest equally in two stocks and one doubles in price, it increases the total value of your investment by 50%.  If you invest equally in 100 stocks and one doubles in price, it would increase the total value by 1%.  The rules apply, of course, whether you invest $1,000 or $1 million.  While the stocks that make up the Index represent many industries, the Fund can invest only in those stocks listed in the Index.  Therefore, it has a higher risk of loss than a mutual fund that can spread its investments, and its risks, more widely.

The Fund runs a greater risk of loss because its portfolio is rebalanced on January 1 of each year.  This rebalancing process to an equally weighted portfolio may reduce holdings in stronger companies while allocating additional Fund assets to weaker companies.  This may result in a reduction in portfolio value.

Your investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

f.

Regarding the section entitled” Past Performance”, the bar chart has been expanded to include the 2000 calendar year period.

g.

 The following paragraph has been removed.

The S&P 500 Index is a widely used benchmark of U.S. stock market performance.  The stocks in the S&P 500 Index represent companies from every segment of American industry.  Standard & Poor's, the company that created and maintains the S&P 500 Index, has chosen the companies because of their importance to the economy and  because their stocks are owned by a large number of investors and change hands frequently.

h.

Regarding the “Portfolio Managers” section the sub-headings have been incorporated.

4.

You have requested that the registrant confirm that their website will remain inactive until the pending review of its current 485A filing is complete.  This has been confirmed with the Advisor.

5.

You have inquired whether the Fund is fully invested in the entire Index.  As noted above the Fund determines on January 1 of each year those companies that meet the requisite criteria for inclusion in the Index.  At that time the portfolio is rebalanced to provide for an equal weighting amongst all the Index holdings of the entire value of the Fund’s portfolio. As an example, on January 1, 2010 it was determined that 40 companies met the criteria for inclusion in the Index.  At that time, or as soon as practicable thereafter, the Fund’s portfolio was rebalanced to provide that each position held reflected approximately 2.5% of the portfolio assets.

6.

You have requested that the registrant confirm that pending the completion of the current review of its 485A, and until its effectiveness, the Fund has instructed its transfer agent not to accept any new purchases of Fund shares. The registrant has provided instructions to its Transfer Agent to this effect.

Further, in regards to this Post Effective Amendment, filed January 29, 2010, we acknowledge the following on behalf of our client the above named registrant:

1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commissions from taking any action with respect to the filing;

2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)  The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United Sates.

I trust that we have answered each and every item you have raised in your inquiry.   Should you have any additional questions, please contact me.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks

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